SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 3, 2007

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        ___     No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        ___     No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ___     No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Buenos Aires, May 2nd, 2007

Bolsa de Comercio de Buenos Aires (Stock Exchange of Buenos Aires) / Comisión Nacional de Valores (Securities and Exchange Comisión)
City of Buenos Aires

Dear Sirs,

The undersigned, as attorney-in-fact of Banco Macro S.A. (the “Bank”) is addressing the Comisión Nacional de Valores (the “CNV”) in order to comply with Section 2, Chapter XXI of Book 6 of the CNV’s rules, and to inform that the Board of Directors of the Bank, in the meeting held on the day hereof, have resolved to propose to the shareholders’ meeting called to be held on June 4, 2007, an increase in the maximum aggregate principal amount of the Global Medium Term Note Program of the Bank from US$400,000,000, authorized by Resolution N°15.480 dated September 28, 2006 of the Comisión Nacional de Valores, to US$700,000,000, or any less amount, at any time, as may be determined by the Board of Directors.

Sincerely yours,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 3, 2007
MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Attorney-in-fact